Exhibit 2.1

LETTER OF INTENT TO PURCHASE

COMMERCIAL REAL ESTATE

Date: June 1, 2023

BUYER:  Carriage House Event Center, Inc.

SELLER:  JTCC Holding LLC

This Letter of Intent (“LOI”) sets forth certain non-binding provisions and certain binding provisions between Buyer and Seller with respect to the possible acquisition of commercial real estate commonly known as 1744 West Main Street, Mesa, Arizona 85201.

This LOI will remain open for execution by the other party until July 30 , 2023, provided however, that the party submitting this LOI may withdraw this LOI, in writing, at any time prior to the other party’s execution.

NON-BINDING PROVISIONS

Upon execution by Buyer and Seller of this LOI, the following numbered paragraphs (collectively, "Non-Binding Provisions") reflect only the general understanding of the matters described in them, and each party acknowledges that the Non-Binding Provisions are not intended to constitute a complete statement of, or a legally binding or enforceable obligation on the part of, Seller or Buyer; and neither Seller nor Buyer shall have any liability to the other with respect to the Non-Binding Provisions until a Real Estate Purchase Contract ("Contract") is executed and delivered by and between them. If a Contract is not prepared, authorized, executed, and delivered for any reason, no party to this LOI shall have any liability to any other party to this LOI based upon, arising from, or relating to the Non-Binding Provisions.

The Buyer has conducted an evaluation of the property and is impressed with its features and potential. The building, with 8050 Sq. ft., offers an expansive space that can be utilized as an event center to accommodate large-scale events, making it an ideal choice for hosting weddings, corporate functions, community gatherings and other events. The layout of the building provides flexibility, allowing for the creation of customized event space to suit the unique requirement of each occasion.

After discussion with both parties, the following is proposed:

1. Basic Transaction. On the terms and subject to the provisions to be set forth in the Contract to be negotiated and entered into by the parties, Buyer would purchase the Premises from Seller with a combination of cash, stock and debt as per the following:

2. Purchase Price and Earnest Money. The total purchase price of the property would be $850,000.

Upon Closing, Carriage House Event Center Inc. will issue to the Seller a total of 300,000 shares of the authorized but unissued shares of the corporation’s common stock as partial payment. The Buyer will enter into a Promissory note with the Seller in the amount of $200,000 to be interest free until January 1, 2025, after which it will bear interest from that date until maturity at the rate per annum (based on the actual number of days elapsed in a 360-day year) equal to 8%. The note shall mature on December 31, 2026.

3. Proposed Closing. If a Contract is entered into between Buyer and Seller, the parties intend that the proposed transaction would be consummated on or before August 31, 2023.

4. Initial Drafting. The initial draft of the Contract shall be prepared by the attorney for the Seller.

5. Contract. The Contract will contain the usual and customary conditions of those typically found in commercial real estate contracts in the Mesa, Arizona area for real property of a similar nature.

In addition, the contract would contain the following additional provisions.

A. Title Insurance and Deed. Seller, at Seller’s sole expense, would provide to Buyer a standard ALTA commitment for title insurance in the amount of the purchase price. Additional endorsements to, and extended coverage, of the commitment and the type of deed would be as negotiated between Seller and Buyer in the Contract. Seller and Buyer shall execute all real estate transfer tax declarations and real estate transfer tax shall be paid as set forth in the Contract.

B. Payment of real estate commission. There will be no real estate commissions paid by either the Buyer or the Seller

C. Environmental Inspections. The environmental inspection(s) shall be at expense of the Buyer and would be completed no later than thirty days after execution of the Contract.

D. Other General Physical Inspection of the Premises. A general physical inspection of the Premises would be at the expense of Buyer and would be completed no later than thirty days after execution of the Contract.

E. Appraisal. The appraisal would be at the expense of Buyer and would be completed no later than thirty days after execution of the Contract.

F. Financing. Seller will carry the financing as described in 1 above.

G. Personal Property Included in the Purchase.

H. American Land Title Association (“ALTA”) Survey. The ALTA survey would be obtained by Seller at Seller’s expense and would be completed no later than 30 days after execution of the Contract.

I. Zoning and Land Use. Any rezoning and land use issues would be resolved at the expense of Buyer and shall either be resolved not later than sixty days after execution of the Contract or the Contract shall provide for a contingency and contingency period in which time the parties shall seek to obtain rezoning of the Premises as an event center; and each party shall agree to cooperate with the other party’s rezoning efforts.

J. Review of Leases, Service Contracts, and Other Agreements. Seller shall produce copies of all leases, service contracts, and other agreements relating to the Premises, and Buyer shall have a period of forty five days to review and either approve or disapprove same.

K. Assignment of Leases, Security Deposits, Service Contracts, and Other Agreements, if any. Subject to Buyer’s approval pursuant to the review afforded by Paragraph 5.J above, at Closing Seller shall assign all leases, security deposits, services, contracts and other agreements relating to the Premises to Buyer and Buyer shall assume same.

L. Proration of Taxes, Rentals, Assessments, Service Contracts, Utilities and Other Recurring Obligations (collectively “Property Expenses”). All Property Expenses shall be prorated as of date of Closing as set forth in the Contract.

M. Condition of Premises.

a) “As-Is” condition as of the date of Buyer’s final inspection prior to the execution of the Contract, with no warranties expressed or implied.

b) “As-Is” condition as of Buyer’s final inspection prior to execution of the Contract, except Seller would provide the following warranty(s), To be described in the contract, with the specific language of such warranty(s) to be negotiated between Seller and Buyer in the Contract.

N. Other: In any event, final completion of any other due diligence and/or contingencies on behalf of Buyer would be completed not later than 30 days after the signing of the contract.

BINDING PROVISIONS

Upon execution by Buyer and Seller of this LOI, the following lettered paragraphs (collectively, "Binding Provisions") will constitute the legally binding and enforceable agreement of Buyer and Seller (in recognition of the significant costs to be borne by all parties in pursuing this proposed transaction and in further consideration of their mutual undertakings as to the matters described herein).

A. Reasonable Efforts. Buyer and Seller will negotiate in good faith and use their reasonable efforts to arrive at a mutually acceptable Contract for approval, execution, and delivery on or before the termination date set forth in Paragraph F (ii) hereof.

B. Confidentiality. In the event of that negotiations are terminated, each party will promptly deliver to the other party and will not retain any documents, work papers and other materials (and any reproductions thereof) obtained by each party or on its behalf from the other party as a result of this LOI or in connection therewith, whether so obtained before or after the execution hereof, and will not use any non-public information so obtained and will use its reasonable efforts to keep such information confidential unless disclosure is required by law. Neither Seller nor Buyer may disclose the existence or status of this LOI or negotiations of the Contract to any party other than Seller or Buyer’s attorney, broker, lender, and other advisors relating to the purchase and sale of the premises unless disclosure is required by law.

C. Exclusive Dealings. Until the Contract has been duly executed and delivered by all the parties or until the Binding Provisions have been terminated pursuant to Paragraph F below, whichever occurs sooner:

(i) Seller will not enter into any negotiations, discussions, agreements or understandings for the purpose of selling or exchanging the Premises to any other person or entity; and

(ii) Buyer will not enter into any negotiations, discussions, agreements or understandings for the purpose of buying or exchanging any real property other than the Premises to be used by Buyer for the purpose for which Buyer seeks to purchase the Premises.

D. Broker. There are no brokers involved in this transaction.

E. Costs. Buyer and Seller will each be responsible for and bear all of their own respective costs and expenses, including without limitation, expenses of their legal counsels, accountants, representatives, and other advisors incurred at any time in connection with this LOI.

F. Termination. The Binding Provisions of this LOI may be terminated:

(i) at any time by mutual written consent of Buyer and Seller; or

(ii) upon written notice by any party to the other party if the Contract has not been executed and delivered by all parties by the dates specified above ; provided, however, that the termination of the Binding Provisions shall not affect the liability of a party for breach of any of the Binding Provisions prior to the termination. Upon termination of the Binding Provisions, the parties shall have no further obligations hereunder, except as stated in Paragraphs B and E of these Binding Provisions, which shall survive any such termination.

G. Non-Discrimination. The parties understand and agree it is illegal for either party to refuse to display, lease, or sell seller’s Premises to any person on the basis of race, color, religion, national origin, sex, ancestry, age, marital status, physical or mental handicap, familial status, military status, unfavorable discharge from military service, sexual orientation, or any other class protected by Article 3 of the Illinois Human Rights Act. The parties agree to comply with all applicable federal, state and local fair housing laws.

BUYER: Carriage House Event Center, Inc.

By: ______________________________________________

A. Terry Ray, President

SELLER: JTCC Holdings, LLC

By: _____________________________________

Managing Partner